Brett Agnew
Vice President- Associate General Counsel
8300 Mills Civic Parkway, West Des Moines, IA 50266
Phone: 515-327-5890 | Department Fax: 515-221-4813
bagnew @sfgmembers.com

August 1, 2023

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Midland National Life Insurance Company

Post-Effective Amendment No. 3 to the Registration Statement on Form S-1

File No. 333-255059

Commissioners:

On behalf of Midland National Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “1933 Act”), the above-referenced Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”).

The Amendment is being filed for the purpose of making certain changes to the LiveWell Dynamic Annuity Contracts (the “Contracts”), flexible premium deferred registered index-linked and variable annuity contracts issued by the Company. Except as identified below, the disclosure set forth in the Amendment is substantially similar to the disclosure included in Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-255059), which was filed on April 18, 2023 and declared effective by the Commission on May 1, 2023. For the Staff’s convenience, a courtesy copy of the prospectus included in the Amendment marked against the prospectus included in Post-Effective Amendment No. 2 will be provided to the Staff.

The changes reflected in the Amendment are:

•	Guaranteed maximum Mortality & Expense Risk Charge is reduced for all Contracts.

•	Two optional benefit riders are available at the time of purchase for an additional charge – the Return of Premium Death Benefit Rider and the Waiver of Surrender Charge Rider.

•

Due to recent state regulatory changes, Cycle Investments with a Cap Rate Crediting Type that are limited by a Proportional Cap are no longer offered for new allocations. Substantially similar Cycle Investments (i.e., other than that they are not limited by a Proportional Cap) will instead be offered.

•	Additional reference Indices for the Cycle Investments – MSCI EAFE and Russell 2000 for all Contracts.

•	Addition of Participation Rate Crediting Type for all Contracts.

•	Nine of the Subaccount options are soft-closed.

•	Money Market Subaccount, which acts as the Default Account for the Cycle Investments, is available for direct investment for all Contracts.

The Contracts are registered on both Form S-1 (File No. 333-255059) and Form N-4 (File No. 333-255058) and share a single Form S-1/N-4 combined prospectus. At the appropriate time, the Company will file post-effective amendments to both Registration Statements reflecting any disclosure changes made in response to Staff comments and any currently missing information, including any necessary financial statements and exhibits. At that time, the Company will file an acceleration request in which it will seek effectiveness no later than November 13, 2023 or as soon as practicable thereafter. To this end, the Company notes that it is seeking to go effective using 2Q unaudited stub financials, which is permitted until November 15, 2023.

If we may assist you in any way in the processing of this filing, please contact the undersigned at 515-327-5890.

MidlandNational.com

Brett Agnew
Vice President- Associate General Counsel
8300 Mills Civic Parkway, West Des Moines, IA 50266
Phone: 515-327-5890 | Department Fax: 515-221-4813
bagnew @sfgmembers.com

Very truly yours,

Sincerely,

/s/ Brett Agnew
Brett L. Agnew
Vice President and Associate General Counsel

MidlandNational.com